 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November, 2019

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

2nd Floor West Wing, Lansdowne House

57 Berkeley Square

London, W1J 6ER

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following materials, which appear immediately following this page:

•	Press release dated November 19, 2019 announcing the notification letter received from NASDAQ regarding non-compliance with minimum bid price requirement.

Ferroglobe receives NASDAQ letter regarding non-compliance with minimum bid price requirement

LONDON, Nov. 19, 2019 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe” or “the Company”), the world’s leading producer of silicon metal, and a leading silicon- and manganese-based specialty alloys producer, today announced that it has received a notification letter from the Listing Qualifications Department of the NASDAQ Stock Exchange LLC (“NASDAQ”), notifying the Company that the minimum bid price for its ordinary shares has been below $1.00 for a period of 30 consecutive trading days and the Company therefore no longer meets the minimum bid price requirement of NASDAQ listing rule 5550(a)(2) (the “Minimum Bid Requirement”).

The notification received has no immediate effect on the listing of the Company’s ordinary shares on NASDAQ.  Under the NASDAQ listing rules, the Company has until May 18, 2020 to become compliant with the Minimum Bid Requirement.  If the closing bid price of the Company’s ordinary shares is at least $1 for a minimum of 10 consecutive business days during the period to May 18, 2020, NASDAQ will provide written confirmation of compliance with the Minimum Bid Requirement and the matter will be closed.

If the Company does not regain compliance by May 18, 2020, the Company may be eligible for an additional period of 180 days during which to achieve compliance, provided that the Company otherwise meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for NASDAQ other than the Minimum Bid Requirement and provides written notice of its intention to remedy the non-compliance during this second compliance period, by effecting a reverse stock split if necessary.  NASDAQ has the right not to grant the additional cure period if it appears to it that the Company will not be able to cure the deficiency or is not otherwise eligible.

The Company intends to continue actively to monitor the bid price for its ordinary shares throughout the period to May 18, 2020 and to take appropriate measures to remedy the deficiency and regain compliance with the Minimum Bid Requirement.

About Ferroglobe

Ferroglobe is one of the world’s leading suppliers of silicon metal, silicon- and manganese-based specialty alloys and other ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy. The Company is based in London. For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

CONTACT:

Gaurav Mehta

EVP - Investor Relations

Email:   investor.relations@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2019
FERROGLOBE PLC

by	/s/ Beatriz García-Cos Muntañola
Name: Beatriz García-Cos Muntañola
Title: Chief Financial Officer and Principal Accounting Officer (Principal Financial Officer)